File No. 70-8733


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                Amendment No. 13

                        Post-Effective Amendment No. 10)
                                       to

                           APPLICATION OR DECLARATION

                                       on

                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                              SOUTHERN ENERGY INC.
270 Peachtree Street, N.W.                            900 Ashwood Parkway
  Atlanta, Georgia 30303                                   Suite 500
                                                    Atlanta, Georgia 30338

                         SOUTHERN ENERGY RESOURCES, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338

 (Name of company or companies filing this statement and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

 Tommy Chisholm, Secretary                             Marce Fuller, President
   The Southern Company                                 Southern Energy, Inc.
270 Peachtree Street, N.W.                               900 Ashwood Parkway
  Atlanta, Georgia 30303                                      Suite 500
                                                        Atlanta, Georgia 30338

                   (Names and addresses of agents for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

      W.L. Westbrook                                Marce Fuller, President
 Financial Vice-President                            Southern Energy, Inc.
   The Southern Company                               900 Ashwood Parkway
270 Peachtree Street, N.W.                                 Suite 500
  Atlanta, Georgia 30303                             Atlanta, Georgia 30338

                                John D. McLanahan
                             Robert P. Edwards, Jr.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216


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Item 1.  Description of the Transaction

         The Application in this file is amended solely to extend the effectiveness of the authority of Southern Energy, Inc. (formerly SEI Holdings, Inc.) and its authorized subsidiaries, none of which are public utility companies, to pay dividends from unearned surplus from June 30, 2000 until October 15, 2002. The reasons stated in the Application in the file and in HCAR No.26738 ( July 2, 1997) and HCAR No. 26543 (July 17,1996) for this authority continue to apply, in particular the need to manage unrestricted cash of Southern Energy, Inc. and its intermediate and special purpose subsidiaries efficiently. Accordingly Item 1.2 as filed in Amendment No. 8 (Post-Effective No. 5) is hereby amended to read as follows:

         "1.2     Proposed Modification to Supplemental Order

         Southern Energy, Inc. ( formerly SEI Holdings, Inc.,) now requests a modification of and an extension to the Supplemental Order which would permit Southern Energy, Inc. and each current and future subsidiary of Southern Energy, Inc. none of which are public utility companies under the Act to pay dividends with respect to the securities of such companies, from time to time through October 15, 2002, out of capital or unearned surplus( including revaluation reserve), to the extent permitted under applicable law."

Item 3. Applicable Statutory Provisions

         Item 3 is hereby amended by replacing the Rule 54 analysis filed in Amendment No. 9 ( Post-Effective Amendment No. 6) with the following:

         "The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At January 31, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.742 billion, or about 66.95% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the year ended December 31, 1999 ($4.096 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of December 31, 1999 was 42.3% equity, 57.7% debt including all non-recourse debt, and 56.5% equity and 43.5% debt excluding all non-recourse debt. On a pro forma basis, the proposed transactions contemplated in this filing have no effect on consolidated capitalization. The common equity component of Southern's pro forma consolidated capitalization represents 34.2% of total capitalization at December 31, 1999.

         Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 45.1% at December 31, 1999, which is lower than the average for Standard & Poor's "A" rated vertically integrated utilities. At September 30, 1999, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 54.1% of total capitalization.

         Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998 and 1999, the average growth would be 7.7%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the four calendar years ending after the Rule 53(c) order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity."

Item 6.  Exhibits and Financial Statements

         (a) Exhibits

             G. -Form of Federal Register Notice (to be filed by amendment)

         (b) Financial Statements

             Not applicable

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2000

                                         THE SOUTHERN COMPANY

                                         By:   /s/Tommy Chisholm
                                                 Tommy Chisholm
                                                   Secretary

                                         SOUTHERN ENERGY, INC.

                                         By:   /s/Tommy Chisholm
                                                 Tommy Chisholm
                                               Assistant Secretary

                                         SOUTHERN ENERGY RESOURCES, INC.

                                         By:   /s/Tommy Chisholm
                                                 Tommy Chisholm
                                              Assistant Secretary